SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  RIDE, INC.

                           (Name of Subject Company)

                             MINOTAUR CAPITAL, INC.

                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   765689104

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                DAVID J. FEINGOLD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MINOTAUR CAPITAL, INC.
                               3300 PGA BOULEVARD
                           GARDENS PLAZA OFFICE TOWER
                                    SUITE 410
                          PALM BEACH GARDENS, FL 33410
                                 (561) 630-6727

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              ROBERT CRITTON, ESQ.
                            BURMAN, CRITTON & LUTTIER
                               712 US HIGHWAY ONE
                                    SUITE 300
                           NORTH PALM BEACH, FL 33408

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1

CUSIP NO. 765689104

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(1) Name of reporting persons: MINOTAUR CAPITAL, INC.

I.R.S. Identification No. of above person (entities only): APPLIED FOR

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(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /

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(3) SEC use only

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(4) Source of funds (see instructions): AF,OO

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(5) Check box if disclosure of legal proceedings is required pursuant to Items
2(e) or 2(f)

                                                                             / /

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(6) Citizenship or place of organization: Florida

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(7) Aggregate amount beneficially owned by each reporting person: 120,800 shares of common stock as of 4/7/99
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(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /

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(9) Percent of class represented by amount in Row (7): .85%

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(10) Type of reporting person (see instructions): CO

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
                                AMENDMENT NO.2 TO
                                 SCHEDULE 14D-1

                                  TENDER OFFER

    This Amendment No. 2 to the Tender Offer Statement filed on Schedule 14D-1 (the "Schedule 14D-1") relates to an amendment of the tender offer by MINOTAUR CAPITAL, INC., a Florida corporation ("Purchaser") to purchase fifty one percent (51%) of all outstanding shares of common stock, no par value per share (the "Company Common Stock"), of RIDE, INC., a Washington corporation (the "Company"), which was originally filed on April 6, 1999 with the Securities and Exchange Commission and which made an offer for a purchase price of $1.25 per Share, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and all related documents on file with the Securities and Exchange Commission, as each may be amended and supplemented from time to time, constitute the "Offer"). This Amendment No. 2 is intended to amend and supplement the Offer only to the extent stated herein, all other terms and conditions of the Offer shall remain the same unless specifically changed as referenced in this Amendment No.
2 to the Offer.

ITEM 1. SECURITY AND SUBJECT COMPANY.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference

ITEM 2. IDENTITY AND BACKGROUND.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

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

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.


         See Amendment No.2 Information Statement attached hereto and incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         See Amendment No. 2 Information Statement attached hereto and incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

ex(1)     --         Press Release by Minotaur Capital, Inc., April 19, 1999

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 19, 1999          MINOTAUR CAPITAL, INC.
                                By:    /s/ David J. Feingold
                                   -----------------------------------------
                                Name:  David J. Feingold
                                Title: President and Chief Executive Officer






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


                      AMENDMENT NO.2 INFORMATION STATEMENT
                               TO THE TENDER OFFER
                                       OF
                             MINOTAUR CAPITAL, INC.
                                    (BIDDER)
                    FOR FIFTY ONE PERCENT OF THE COMMON STOCK
                                       OF
                                   RIDE, INC.
                                (SUBJECT COMPANY)


         This Amendment No. 2 Information Statement is intended to amend and supplement the Offer and all documents related thereto. To the extent a term or condition of the Offer is not amended or supplemented by any term, condition or information contained herein, then all other terms, conditions and information originally set forth in the Offer shall still be in full force and effect.

         The Bidder has received comments from the Securities and Exchange Commission regarding the form of its Offer. As a result of those comments, the Bidder is now amending its Offer so that the promissory note/balloon note that was to have a maturity date of one year shall now have a maturity date of eight months. Therefore, there is now a reduction of time in the maturity date of the promissory note to be issued under this Offer.

         The promissory note shall be secured by the Bidder placing all of the tendered stock in escrow at the Bidder's brokerage account and the Bidder shall not be entitled to sell any shares received from this Offer unless all shareholders who tendered have been paid pursuant to the promissory note.

         The Bidder has contacted Ride, Inc. in an attempt to obtain copies of any fairness opinion that may be prepared and also to undertake discussions regarding this Offer and present business conditions. To date only general conversations have taken place and there have not been any material discussions.

         The Bidder has also circulated a proposed Agreement for the Financing and Participation in the Tender Offer for Ride,Inc. to potential participants in the Tender Offer. The proposed agreement has been circulated for comments and no firm commitments have been received which would guarantee the financing of this transaction. The Bidder has had interest in participating in the Tender Offer from a number of individuals/entities but there is no guarantee that complete financing will be in place to complete this transaction.

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